EXHIBIT (a)(1)(vii)

Form of Midas Stock Option Exchange Program

Confirmation Form

Officer or Employee Name:

You recently elected to participate in the Midas Stock Option Exchange Program. The table below shows your Eligible Options that were submitted for exchange and the Replacement Options that were granted in their place. Replacement Option grant document will be sent to you in a separate mailing.

If you have any questions, please contact Mike Kunstman at (630) 438-3055.

Eligible Options					Replacement Options
Plan Under Which Eligible Option was Granted	Option Grant Date	Shares Subject to Eligible Option	Exercise Price (per share)	Exchange Ratio	Option Grant Date	Shares Subject to Replacement Option	Exercise Price (per share)

(a)(1)(vii)-1